

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Mr. J. Scott Webber
President
Encompass Holdings, Inc.
310 California Ave., Suite 554
Reno, Nevada 89509

      Re: Encompass Holdings, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed January 26, 2011
           File No. 333-82608

Dear Mr. Webber:

       We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Michael McTiernan
                        Assistant Director